Exhibit 99.1

Press Release Brussels / 24 April 2019 / 1:30 p.m. CET

The enclosed information constitutes regulated information as defined in the Belgian Royal Decree of 14 November 2007 regarding the duties of issuers of financial instruments which have been admitted for trading on a regulated market.

Anheuser-Busch InBev

General Shareholders Meeting

approves dividend payment 2018

Anheuser-Busch InBev (Euronext: ABI) (NYSE: BUD) (MEXBOL: ANB) (JSE: ANH) (the “Company”) is pleased to announce that the General Shareholders Meeting of 24 April 2019 has approved the annual accounts for the year ended 31 December 2018, as well as the gross total dividend for 2018 of EUR 1.80 proposed by the Board of Directors. Taking into account the gross interim dividend of EUR 0.80 per share paid in November 2018, a gross final dividend of EUR 1.00 will be payable upon presentation of coupon n° 26. The calendar for the payment of the final dividend is as follows:

Dividend timeline
	Ex-coupon date	Record date	Payment date
Euronext: ABI	7 May 2019	8 May 2019	9 May 2019
MEXBOL: ANB	7 May 2019	8 May 2019	9 May 2019
JSE: ANH	7 May 2019	10 May 2019	13 May 2019
NYSE: BUD (ADR Program)	7 May 2019	8 May 2019	6 June 2019
Restricted Shares	7 May 2019	8 May 2019	9 May 2019

The General Shareholders Meeting has also approved the following resolutions:

•	Amendments to articles 4 (Corporate Purpose) and 23 (Chairperson of the Board) of our Bylaws.

•	Granting discharge to the directors and to the statutory auditor of the Company for the performance of their duties during the financial year 2018.

•

Appointment of Dr. Xiaozhi Liu as an independent director (replacing Mr. Olivier Goudet) and appointment of each of Ms. Sabine Chalmers, Ms. Cecilia Sicupira and Mr. Claudio Garcia as directors (replacing Messrs. Stéfan Descheemaeker, Carlos Alberto Sicupira and Alexandre Behring respectively). The term of the newly appointed directors will end after the shareholders’ meeting which

ab-inbev.com

Press Release Brussels / 24 April 2019 / 1:30 p.m. CET

will be asked to approve the accounts for the year 2022. Mr. Martin J. Barrington has succeeded Mr. Olivier Goudet as the Chairperson of our Board.

•

Renewal of the mandate of Messrs. Martin J. Barrington, William Gifford and Alejandro Santo Domingo, as Restricted Share Directors, for one year. Their renewed term will end after the shareholders’ meeting which will be asked to approve the accounts for the year 2019.

•

Appointment of PwC Bedrijfsrevisoren cvba / PwC Réviseurs d’Entreprises scrl. As the new statutory auditor for a term of three years ending after the shareholders’ meeting which will be asked to approve the accounts for the year 2021.

•	Approval of the remuneration report for the financial year 2018, including the executive remuneration policy.

•	Approval of the proposed changes to the fixed remuneration of the directors as set forth in the convening notice to the General Shareholders Meeting.

•

Approval of the proposal that the share based portion of the remuneration of the directors of the Company for the performance of their mandate during the financial year 2018 and any subsequent year shall be granted under the form of restricted stock units corresponding to a fixed gross value of (i) EUR 550,000 for the chairperson of the Board of Directors, (ii) EUR 350,000 for the chairperson of the Audit Committee and (iii) EUR 200,000 for the other directors. Such restricted stock units will vest after 5 years. These restricted stock units replace the stock options to which the directors were previously entitled.

Contacts

Investors	Media
Lauren Abbott	Pablo Jimenez
Tel: +1 212 573 9287	Tel: +1 212 573 9289
E-mail: lauren.abbott@ab-inbev.com	E-mail: pablo.jimenez@ab-inbev.com

Mariusz Jamka	Aimee Baxter
Tel: +32 16 276 888	Tel: +1 718 650 4003
E-mail: mariusz.jamka@ab-inbev.com	E-mail: aimee.baxter@ab-inbev.com

Jency John	Ingvild Van Lysebetten
Tel: +1 646 746 9673	Tel: +32 16 276 608
E-mail: jency.john@ab-inbev.com	E-mail: Ingvild.vanlysebetten@ab-inbev.com

ab-inbev.com

Press Release Brussels / 24 April 2019 / 1:30 p.m. CET

About Anheuser-Busch InBev

Anheuser-Busch InBev is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with secondary listings on the Mexico (MEXBOL: ANB) and South Africa (JSE: ANH) stock exchanges and with American Depositary Receipts on the New York Stock Exchange (NYSE: BUD). Our Dream is to bring people together for a better world. Beer, the original social network, has been bringing people together for thousands of years. We are committed to building great brands that stand the test of time and to brewing the best beers using the finest natural ingredients. Our diverse portfolio of well over 500 beer brands includes global brands Budweiser®, Corona® and Stella Artois®; multi-country brands Beck’s®, Castle®, Castle Lite®, Hoegaarden® and Leffe®; and local champions such as Aguila®, Antarctica®, Bud Light®, Brahma®, Cass®, Cristal®, Harbin®, Jupiler®, Michelob Ultra®, Modelo Especial®, Quilmes®, Victoria®, Sedrin®, and Skol®. Our brewing heritage dates back more than 600 years, spanning continents and generations. From our European roots at the Den Hoorn brewery in Leuven, Belgium. To the pioneering spirit of the Anheuser & Co brewery in St. Louis, US. To the creation of the Castle Brewery in South Africa during the Johannesburg gold rush. To Bohemia, the first brewery in Brazil. Geographically diversified with a balanced exposure to developed and developing markets, we leverage the collective strengths of approximately 175,000 employees based in nearly 50 countries worldwide. For 2018, AB InBev’s reported revenue was 54.6 billion USD (excluding JVs and associates).

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